News Release
NYSE Alternext, TSX Symbol: NG

NovaGold Closes Balance of US$75 Million Financing and Bridge Loan Converted

January 26, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (TSX: NG, NYSE Alternext: NG) further to its news release of January 22, 2009, announced today that it has closed the final US$5,925,000 of its total US$75 million private placement. An additional 4,557,692 Units were sold at a price of US$1.30 per Unit bringing the total Units sold to 57,692,308 for gross proceeds of US$75 million. Each Unit consists of one common share of NovaGold and one common share purchase warrant of NovaGold (“Warrant”). Each Warrant entitles the holder to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 p.m. (EST) on January 21, 2013.

The Company also announced that it received a Notice of Conversion from Auramet Trading, LLC (“Auramet”) to convert all of the remaining balance of the US$20 million bridge loan. The approximately US$7.3 million principal amount outstanding has now been converted to 5,762,565 common shares of NovaGold. Following this final conversion the bridge loan has been fully converted into shares with none of the proceeds of the US$75 million private placement used to repay any portion of the loan principal.

Auramet has also informed NovaGold that all the shares received on conversion of the US$20 million bridge loan have been sold by Auramet to a number of institutional investors. These investors include Electrum Strategic Resources LLC, NovaGold’s largest shareholder, which has purchased an additional 5.8 million shares of NovaGold at US$1.68 per share increasing its total position to 51.9 million shares or 28.7% of the current 180,973,089 issued and outstanding shares of the Company.

“We are pleased to have successfully completed this financing and to have substantially strengthened NovaGold’s balance sheet by providing strategic funding to advance our key assets including our major stakes in two of the largest undeveloped gold and copper-gold deposits in the world,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “This funding will also allow the Company to evaluate potential growth opportunities that can provide further growth and create additional shareholder value.”

The net proceeds of financing (approximately US$74 million) will be used to fund general corporate purposes and more importantly, the completion of a feasibility study on Donlin Creek in Alaska (32 million measured and indicated ounce gold deposit) and initiate the formal permitting process, while Teck Cominco continues to fund studies as part of earning a 50% interest in the Company’s Galore Creek copper-gold project in British Columbia. In addition, the company will complete Care and Maintenance activities on its 100% owned Rock Creek Mine near Nome, Alaska and, if warranted, reactivate the mining operation.

About NovaGold

NovaGold is a growth-focused precious metals company with exploration, development and mining properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.